NAME OF REGISTRANT: Costco Wholesale Corporation

NAME OF PERSON RELYING ON EXEMPTION: Green Century Balanced Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on Costco Wholesale Corporation’s 2022 Proxy Statement:

Adopt GHG Emissions Reduction Targets

Costco Wholesale Corporation Symbol: COST

Filed by: Green Century Balanced Fund

Green Century Capital Management, Inc., the investment advisor to the Green Century Balanced Fund, seeks your support for the climate-related proposal filed at Costco Wholesale Corporation (hereby referred to as “Costco” or “the Company”) in the 2022 proxy statement asking the Company to adopt short, medium, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to effectuate appropriate emissions reductions prior to 2030. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential supply chain, market, competitive, and reputational risks.

Resolved: Shareholders request that Costco adopt short, medium, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to effectuate appropriate emissions reductions prior to 2030.

Supporting Statement: In assessing targets, we recommend, at management’s discretion:

●	Consideration of approaches used by advisory groups such as the Science Based Targets initiative;
●	Adopting emissions reduction targets inclusive of all GHG Protocol-defined sources of Scope 3 emissions – including from agriculture, land use change, and deforestation – that align with limiting temperature increases to 1.5°C;
●	Disclosing these targets to investors at least 180 days prior to the next annual meeting.

RATIONALE FOR A “YES” VOTE

1.	Operational risk – The environmental impacts of climate change can affect agricultural productivity, which could lead to supply chain disruptions and associated expenses.
2.	Competitive risk – Costco lacks science-based greenhouse gas emission reduction targets covering its scope 1, 2, and 3 emissions and is consequently ceding competitive advantage to its peers, which have set and are making progress toward science-based emissions reduction goals.
3.	Failure to meet investor expectations for climate risk mitigation – Investors are expecting companies to set targets for mitigating climate risk, aligned with achieving net zero emissions by 2050 and limiting warming to 1.5 degrees Celsius. Costco is not aligned with these expectations.
4.	Reputational risk – Failure to adequately mitigate supply chain greenhouse gas emissions exposes Costco to numerous risks, including shifting consumer demand and public awareness campaigns targeting companies linked to negative environmental impacts.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Balanced Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Balanced Fund urges shareholders to vote for Item Number 5 following the instruction provided on the management’s proxy mailing.

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INTRODUCTION

Costco currently lacks targets to reduce its greenhouse gas emissions and align its business with the Paris Agreement’s 1.5-degree Celsius goal. While Costco has committed to setting emissions reduction targets for its scope 1 and 2 emissions in December of 2022,1 and has revealed in a recent update to its Climate Action Plan that it will set scope 3 targets sometime between fiscal year 2022 and fiscal year 2024,2 it has not committed to achieving appropriate emissions reductions by 2030 or net zero emissions by 2050. In 2018, the Intergovernmental Panel on Climate Change (IPCC) advised that globally, greenhouse gas emissions must drop 45 percent from 2010 levels by 2030 and reach net zero by 2050 to limit warming to 1.5°C.3 Furthermore, Costco’s timeline for emissions reduction target-setting significantly lags that of its peers.4

Costco has laid out a Climate Action Plan and asserts in its opposition statement that it “met or exceeded all of our targets for 2021” and that “[n]ew targets have been set to assure our continued progress.”5 To be clear, none of the “targets” Costco has “met or exceeded” are emissions reduction targets, nor has the company yet set emissions reduction targets.

Costco’s Climate Action Plan, opposition statement, and no-action request in response to this proposal raise concerns that the targets it plans to set over the next three years will not be calculated to ensure action at the scale and pace required to meet the challenges posed by climate change and to align with the Paris Agreement.

●	Costco has not made it clear whether or not the targets it will set will be aligned with limiting warming to 1.5 degrees Celsius.
●	Costco has also not yet indicated whether or not it will set short, medium, or long-term targets, or adopt the best practice of setting targets on all three timelines.
●	The Company’s assertion in its no-action letter that adopting the targets requested in the proposal “would require a wholesale departure from Costco’s carefully considered approach”[6] suggests that Costco may not currently intend to set science-based, net zero-aligned targets.
●	Further, Costco’s characterization of the targets requested in the proposal as “arbitrary” in both its opposition statement[7] and its no-action letter[8] suggests an unfamiliarity with global standards and investor expectations. Far from arbitrary, these are targets and benchmarks established by scientific consensus and agreed upon by nearly every government globally[9] and endorsed by the Glasgow Financial Alliance for Net Zero (GFANZ), whose members are responsible for assets of over $130 trillion.[10]

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1 https://www.costco.com/sustainability-climate-action-plan.html

2 https://www.costco.com/sustainability-climate-action-plan.html

3 https://www.ipcc.ch/2018/10/08/summary-for-policymakers-of-ipcc-special-report-on-global-warming-of-1-5c-approved-by-governments/

4 See Competitive Risk section beginning on page 5.

5 https://investor.costco.com/static-files/f3966f91-7f6b-41a9-941e-9ca3f4c01f51 pg. 29

6 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/gccmicostco092121-14a8-incoming.pdf pg. 6

7 https://investor.costco.com/static-files/f3966f91-7f6b-41a9-941e-9ca3f4c01f51 pg. 35

8 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/gccmicostco092121-14a8-incoming.pdf pg. 6

9 https://www.ipcc.ch/2018/10/08/summary-for-policymakers-of-ipcc-special-report-on-global-warming-of-1-5c-approved-by-governments/

10 https://www.gfanzero.com/about/

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Costco offers limited disclosure and delayed action on scope 3 emissions.

Costco discloses that the “overwhelming bulk” of its emissions are in scope 3.11 For context, scope 3 emissions make up roughly 95 percent of peer Walmart’s total emissions.12 The Company’s stated plans to only establish scope 1 and 2 reduction goals at the end of 2022 must be considered in light of the reality that the vast portion of its climate footprint is in scope 3. For context, the Science Based Targets initiative (SBTi) requires companies to set scope 3 targets when “scope 3 emissions are 40% or more of total scope 1, 2, and 3 emissions.”13 Costco’s scope 3 emissions are likely more than double that threshold.

●	Costco may not set reduction targets for the vast majority of the Company’s greenhouse gas footprint, scope 3 emissions, until fiscal year 2024, nearly halfway through what the White House describes as the “decisive decade”[14] for action on climate change. Costco does plan to disclose an initial Scope 3 action plan in December 2022 but will not set scope 3 targets on that timeline.[15]
●	Costco has only disclosed Scope 3 emissions from the “Waste Generated from Operations” category and will only estimate a portion of its scope 3 emissions over the next year, with no clear timeline for full disclosure of scope 3 emissions. For example, Costco has not announced a timeline for estimating emissions from the “Use of Sold Products” category, which may be significant as Costco sells “a substantial amount of gasoline.”[16]

Costco’s absolute Scope 1 and 2 emissions have increased in each reported year since 2016.17

The recent history of Company activities raises significant concern as to the Company’s level of commitment to reducing its emissions. As the company has yet to disclose comprehensive scope 3 emissions, it is unclear whether or not these emissions, representing the bulk of the company’s footprint, are increasing or decreasing. It is also unclear when and how the Company will move toward GHG reductions consistent with global goals, given this recent history. While Costco asserts that it “is not delaying front-line action” to reduce its global carbon emissions as it builds a more comprehensive strategic framework, we can reasonably conclude that the Company’s absolute emissions increases in each of the last five years indicate that this front-line action is insufficient.

BACKGROUND

The US Commodity Futures Trading Commission identifies climate change as a systemic risk that threatens the stability of financial markets;18 the climate crisis will “affect everything that businesses do.”19 Biodiversity loss is an equally impending systemic risk that threatens the stability of industries that depend on ecosystem services. Depleted ecosystem services will impact financial returns as activities which rely on them take on punitive costs and become less profitable.20

One of the leading drivers of climate change is deforestation, accounting for roughly 12% of anthropogenic emissions21 according to the IPCC. An estimated 40% of global deforestation is driven by the production of agricultural commodities, including beef and soy.22 A recent CDP survey found that global businesses sourcing forest-risk commodities stand to lose $53 billion if actions are not taken to curb deforestation.23

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11 https://investor.costco.com/static-files/f3966f91-7f6b-41a9-941e-9ca3f4c01f51 pg. 30

12 https://www.theguardian.com/environment/2021/sep/13/walmart-climate-change-plan-can-it-work

13 https://sciencebasedtargets.org/resources/files/SBTi-criteria.pdf pg. 5

14 https://www.axios.com/biden-2020-decisive-decade-climate-change-action-6e6cde6f-4acc-4bdb-a4c1-9c680f672130.html

15 https://investor.costco.com/static-files/f3966f91-7f6b-41a9-941e-9ca3f4c01f51 pg. 34-35

16 https://investor.costco.com/node/23276/html pg. 16

17 https://www.costco.com/sustainability-climate-action-plan.html

18 https://www.theregreview.org/2020/11/04/ramani-climate-change-systemic-financial-risk/

19 https://hbr.org/2007/10/climate-business-_-business-climate

20 https://realassets.axa-im.com/content/-/asset_publisher/x7LvZDsY05WX/content/biodiversity-crisis-the-role-of-investors-in-resolving-species-extinction-part-1/23818#4

21 https://www.tsijournals.com/abstract/deforestation-causing-global-warming-and-climate-change-11492.html.

22 https://iopscience.iop.org/article/10.1088/1748-9326/7/4/044009

23 https://www.cdp.net/en/articles/media/53-billion-at-risk-from-deforestation-yet-only-1-percent-of-companies-taking-best-practice-action

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Rising temperatures, increased drought, and changing precipitation patterns resulting from climate change24 pose material financial risks to businesses all along the agricultural supply chain in the form of lower crop yields, reduced agricultural productivity,25 and increased costs for irrigation and transportation.26 Companies reliant on agricultural products are exposed to variability of supply as well as price volatility.27

Recognizing the substantial risks posed by climate change, companies are working to reduce their carbon emissions by setting science-based emissions reduction targets for Scope 1, 2, and 3 emissions. Scope 3 emissions are those found in a company’s value chain, and typically represent over 80% of emissions for food retailers like Costco.28

As of December 2021, over 2,200 companies have joined the Science Based Targets initiative.29 SBTi is a partnership between CDP, the UN Global Compact, the World Resources Institute (WRI), and the World Wide Fund for Nature (WWF) that works with companies to set ambitious climate goals aligned with the Paris Agreement.30 Half of the companies working with SBTi have already announced their science-based greenhouse gas emissions reduction targets and the other half will announce targets within the next two years.31

Costco is primarily a food retailer: 54 percent of Costco’s 2021 total net sales came from its “Foods and Sundries” and “Fresh Foods” merchandise categories, according to the Company’s 2021 form 10-K.32 The operations and profitability of food retailers are based on the availability of agricultural commodities. The production of these commodities contributes to climate change and simultaneously is affected negatively by its impacts. Retailers that sell food and other agricultural commodities, including Costco, will remain exposed to material financial risk if climate change is not addressed sufficiently.

1.	OPERATIONAL RISK

Costco’s 2021 10-K identifies “factors associated with climate change” as risks that “could adversely affect our business.”33 The Company notes that “climate change, extreme weather conditions, wildfires, droughts and rising sea levels could affect our ability to procure commodities at costs and in quantities we currently experience.”34 The vast majority of Costco’s emissions are in scope 3, and the company discloses that the majority of these come from its supply chain, or purchased goods and services.35 In failing to rapidly set robust goals for addressing supply chain emissions, Costco may be contributing to systemic risks that could impact its long-term sustainability and contribute to supply chain disruptions and rising commodity prices.

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24 https://climate.nasa.gov/effects/

25 https://www.ucsusa.org/resources/climate-change-and-agriculture

26 https://19january2017snapshot.epa.gov/climate-impacts/climate-impacts-transportation_.html#:~:text=Climate%20change%20is%20likely%20to,and%20capacity%20of%20transportation%20systems.&text=Climate%20change%20impacts%20will%20likely,of%20the%20nation's%20transportation%20systems.

27 https://www.economicshelp.org/blog/4977/economics/problems-of-agriculture-market-failure/

28 https://www.ceres.org/resources/reports/food-emissions-50-company-benchmark

29 https://sciencebasedtargets.org/companies-taking-action#anchor-link-test

30 https://sciencebasedtargets.org/about-us#who-we-are

31 https://sciencebasedtargets.org/companies-taking-action#anchor-link-test

32 https://investor.costco.com/node/23276/html, pg. 64. Foods and Sundries accounted for $77,277 of 2021 net sales and Fresh Foods accounted for $27,183, added together these account for 54% of total net sales of $192,052 (numbers in millions).

33 https://investor.costco.com/node/23276/html pg. 12

34 Ibid, pg. 16

35 https://investor.costco.com/static-files/f3966f91-7f6b-41a9-941e-9ca3f4c01f51 pg. 30

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Costco derives the majority of its net sales from its food merchandise categories.36 A 2021 study published in Environmental Research Letters found that carbon emissions from the food system represent a higher-than-previously-estimated share of anthropogenic emissions, estimating the range at 20-40% of total emissions.37 Costco uses palm oil, soy, cattle, cocoa, coffee, and pulp and paper in its products. These commodities are leading drivers of deforestation globally.38 These and other agricultural commodities are subject to price volatility and changing availability in response to the impacts of climate change.

●	Deforestation driven by commodity agriculture compromises medium- and long-term agricultural productivity, which influences commodity availability. Deforestation drives soil erosion, which has caused nearly 33 percent of the world’s adequate or high-quality food-producing land to be lost, threatening future commodity availability and agricultural productivity.[39]
●	Climate change creates volatility in commodity markets, generates risk for global food security,[40] and poses risks to supply chain continuity for companies sourcing agricultural commodities. Costco’s forest risk commodity sourcing and lack of greenhouse gas targets thus potentially contribute to the Company’s own commodity shortages and costs.

Further, Costco’s 2021 10-K identifies that “government regulations limiting carbon dioxide and other greenhouse gas emissions may increase compliance and merchandise costs, and other regulation affecting energy inputs could materially affect our profitability.”41 Failure to proactively set emissions goals aligned with globally recognized expectations could leave Costco unprepared for costs and effects on profitability resulting from government regulation.

2.	COMPETITIVE RISK

Costco lags in adopting greenhouse gas emissions reduction targets that would help mitigate the Company’s exposure to climate-related risks. Costco’s competitors have developed such targets and are in the process of implementing them. In its 2021 10-K, Costco acknowledges that “the retail business is highly competitive,”42 explaining that “failure to identify timely or effectively respond to changing consumer tastes, preferences (including those relating to environmental, social and governance practices) and spending patterns could negatively affect our relationship with our members, the demand for our products and services, and our market share.”43 Costco’s lagging performance on setting comprehensive, science-based emissions reduction targets may precipitate these consequences. Costco notes that its “inability to respond effectively to competitive pressures, changes in the retail markets or customer expectations could result in lost market share and negatively affect our financial results.”44

The companies Costco names in its 2021 10-K as among its “significant general merchandise retail competitors”45 have set emissions reduction targets.

●	Walmart became the first retailer to set science-based greenhouse gas emissions reduction targets for both its own operations and its supply chain more than five years ago, in 2016, validating the targets through SBTi.[46] In 2020, Walmart increased its ambition, aligning its targets with a 1.5 degree Celsius trajectory.[47] Walmart has also committed to setting a net zero target through SBTi, and is working towards zero emissions by 2040, without relying on carbon offsets.[48] In 2017, Walmart launched Project Gigaton to tackle its scope 3 emissions, with the goal of avoiding a gigaton of greenhouse gas emissions from its value chain by 2030. More than 3,100 of Walmart’s suppliers have signed on to Project Gigaton.[49] Walmart has already demonstrated success in emissions reduction, reducing its scope 1 and 2 emissions 12.1% between 2015 and 2019.[50]

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36 https://investor.costco.com/node/23276/html, pg. 64. Foods and Sundries accounted for $77,277 of 2021 net sales and Fresh Foods accounted for $27,183, added together these account for 54% of total net sales of $192,052 (numbers in millions).

37 https://iopscience.iop.org/article/10.1088/1748-9326/ac018e#erlac018es5 pg. 2

38 https://www.wri.org/insights/just-7-commodities-replaced-area-forest-twice-size-germany-between-2001-and-2015

39 https://www.rt.com/news/324516-soil-erosion-study-catastrophic/#:~:text=The%20scientists%20concluded%20that%20nearly,ability%20to%20replace%20diminished%20soil.

40 https://www.nytimes.com/2019/08/08/climate/climate-change-food-supply.html

41 https://investor.costco.com/node/23276/html pg. 16

42 Ibid, pg. 13

43 Ibid, pg. 10

44 Ibid, pg. 13

45 Ibid, pg. 7

46 https://corporate.walmart.com/global-responsibility/sustainability/planet/climate-change

47 Ibid.

48 Ibid.

49 Ibid.

50 Ibid.

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●	Target set scope 1, 2, and 3 emissions reduction targets with SBTi in 2019, and has committed to join SBTi’s “Business Ambition for 1.5°C,” and therefore to align its emissions with a 1.5 degree scenario.[51] Target has also committed to setting a net zero target through SBTi.[52] Target has prioritized addressing scope 3 emissions, committing that by 2023 “80% of Target’s suppliers by spend covering all purchased goods and services will set science-based scope 1 and scope 2 targets.”[53] Target has also committed to a 30% absolute reduction in these scope 3 emissions by 2030, alongside its robust absolute reduction targets for scopes 1 and 2.[54]
●	Amazon committed to setting targets through SBTi in 2020 and will publish its targets in 2022.[55] Amazon has also committed to achieving net-zero emissions by 2040 and founded the Climate Pledge in 2019 to encourage other companies to do the same.[56] The pledge had 217 signatories as of December 2021.[57]
●	Kroger set an absolute emissions reduction target in 2020 to reduce scope 1 and 2 emissions by 30% by 2030 from a 2018 baseline and has committed to setting a scope 3 emissions target.[58] Kroger has begun to make progress, reducing its scope 1 and 2 emissions by 11.6% in 2020.[59]
●	Other retailers including CVS and BestBuy, and food-based businesses including McDonald’s, PepsiCo, Nestle, Mars, Kellogg, and Danone, are not only measuring their full value chain emissions (scopes 1, 2, and 3) but are also pursuing long-term, science-based emissions reductions consistent with the goals of the Paris Agreement and validated by SBTi.[60]

3.	FAILURE TO MEET INVESTOR EXPECTATIONS FOR CLIMATE RISK MITIGATION

Investor expectations on climate risk have shifted greatly in recent years.

●	At COP26 in November 2021, the Glasgow Financial Alliance for Net Zero (GFANZ) announced that more than $130 trillion of private capital is “committed to transforming the economy for net zero” and to “achieving 1.5°C.”[61] Costco has not committed to achieving net zero emissions, nor to aligning its targets with limiting warming to 1.5°C.
●	Major financial institutions have now committed to “high ambition, science-based targets, including achieving net zero emissions by 2050 at the latest, delivering their fair share of 50% emission reductions this decade, and reviewing their targets towards this every five years.”[62] Costco has not committed to aligning with these expectations. This presents a problem for an increasing number of investors. The GFANZ announcement notes that more than 90 institutions have set short-term targets, with 29 asset owners committed to “reducing portfolio emissions by 25-30% by 2025, as well as 43 asset managers that have published targets for 2030 or sooner.”[63]

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51 https://corporate.target.com/corporate-responsibility/sustainability-strategy

52 https://sciencebasedtargets.org/companies-taking-action

53 https://corporate.target.com/corporate-responsibility/sustainability-strategy

54 Ibid.

55 https://sustainability.aboutamazon.com/environment/sustainable-operations/carbon-footprint

56 Ibid.

57 https://www.theclimatepledge.com/us/en/Signatories

58 https://ir.kroger.com/CorporateProfile/press-releases/press-release/2021/Kroger-Releases-2021-Environmental-Social-and-Governance-Report/default.aspx

59 Ibid.

60 https://sciencebasedtargets.org/companies-taking-action (search each company name to see specifics on their targets).

61 https://www.gfanzero.com/press/amount-of-finance-committed-to-achieving-1-5c-now-at-scale-needed-to-deliver-the-transition/

62 Ibid.

63 Ibid.

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●	Another investor initiative, Climate Action 100+, made up of 615 investors responsible for over $60 trillion in assets under management,[64] has developed the Net Zero Company Benchmark. This benchmark calls for a net zero goal and Paris-aligned greenhouse gas reduction targets across short-, medium-, and long-term time frames aligned with net zero.[65]
●	Costco’s reporting is not yet TCFD-aligned. The Company does not disclose its comprehensive Scope 3 emissions, nor has it described its emissions reduction targets.
○	Costco’s second-largest shareholder, BlackRock,[66] has asked all companies it invests in to align their reporting with TCFD.[67] “Because better sustainability disclosures are in companies’ as well as investors’ own interests, I urge companies to move quickly to issue them rather than waiting for regulators to impose them,” said Larry Fink in his 2021 letter to CEOs.[68]
●	BlackRock also announced earlier this year that it expects all companies it invests in to disclose their plans for aligning their business models with a net zero greenhouse gas emission economy by 2050.[69]

As investor expectations related to climate risk become standard, Costco may be viewed as a laggard if it does not align itself with this broader shift.

4.	REPUTATIONAL RISKS

Costco cites damage to its brands and reputation as factors that “may negatively impact comparable sales, diminish member trust, and reduce renewal rates and, accordingly, net sales and membership fee revenue, negatively impacting our results of operations.”70 As previously noted, Costco acknowledges that changing consumer preferences on environmental practices “could negatively affect our relationship with our members.”71

Negative attention from media and NGO campaigns is increasing public awareness of climate change and lagging corporate action on this issue. Costco lacks policies for science-based greenhouse gas emission reduction targets, heightening its potential for reputational damage.

Consumers are increasingly concerned about sustainability, expecting companies to act, and are shifting their purchasing practices accordingly.

●	According to a 2020 Capgemini study, 79% of consumer products and retail consumers are changing their purchasing preferences based on sustainability.[72]
●	A 2018 survey found that 72 percent of Americans say global warming is important to them.[73]
●	A survey from Cone Communications found that 83 percent of shoppers consider sustainability when making food purchasing decisions.[74]

Costco’s lagging climate policies receive negative attention from media and NGOs, which may impair brand reputation.

●	In 2021 alone, Costco was highlighted as a laggard in a New York Times article on corporate climate commitments due to its failure to set targets;[75] The New Yorker spotlighted Costco’s gas station expansion plans, arguing that they make a “mockery of Costco’s stated position on climate change;”[76] NBC News noted Costco among the top corporate consumers of oil from the Amazon rainforest;[77] and GreenBiz featured Costco in the headline of a piece on lagging scope 3 action: “Ceres report shows ‘stunning’ lack of Scope 3 action by Costco, McDonalds, others.”[78]

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64 https://www.climateaction100.org/about/

65 https://www.climateaction100.org/progress/net-zero-company-benchmark/methodology/

66 https://investor.costco.com/static-files/f3966f91-7f6b-41a9-941e-9ca3f4c01f51, pg. 10

67 https://www.blackrock.com/corporate/investor-relations/2020-larry-fink-ceo-letter

68 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

69 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

70 https://investor.costco.com/node/23276/html, pg. 10

71 Ibid, pg. 10

72 https://www.capgemini.com/wp-content/uploads/2020/07/20-06_9880_Sustainability-in-CPR_Final_Web-1.pdf pg. 2

73 http://climatecommunication.yale.edu/wp-content/uploads/2019/01/Climate-Change-American-Mind-December-2018.pdf pg. 3

74 http://www.conecomm.com/research-blog/2014-cone-communications-food-issues-study

75 https://www.nytimes.com/2021/02/22/business/energy-environment/corporations-climate-change.html

76 https://www.newyorker.com/news/annals-of-a-warming-planet/do-we-actually-need-more-gas-stations

77 https://www.nbcnews.com/investigations/crude-reality-one-us-state-consumes-half-oil-amazon-rainforest-rcna7284

78 https://www.greenbiz.com/article/ceres-report-shows-stunning-lack-scope-3-action-costco-mcdonalds-others

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●	Costco has been targeted by influential NGOs including NRDC,[79] Environment America,[80] Mighty Earth,[81] and others in high-profile campaigns focused on the climate and environmental impacts of its supply chain. These campaigns have received recent coverage mentioning Costco in Time,[82] The Guardian,[83] and Politico,[84] among others.
●	Costco’s attempt to challenge this proposal, and its subsequent withdrawal of the challenge in light of new guidance from SEC staff, received coverage in S&P Global[85] and Responsible Investor.86 87
●	Conversely, where competitors have strong climate policies in place, attention from media and NGOs can be an opportunity to demonstrate leadership and competitive advantage. For example, Walmart is covered favorably in the 2021 New York Times piece on corporate climate commitments,[88] and has won praise from NGOs for its climate goals.[89]

CONCLUSION

Costco’s current timeline and level of ambition for setting emissions reduction targets are insufficient to address the risks posed by greenhouse gas emissions, including in its supply chain. Adopting short, medium, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from Costco’s full value chain, and aligned with achieving net-zero emissions by 2050 or sooner, would help the Company address operational, competitive, and reputational risk and the evolution of consumer preference and investor expectation.

Shareholders are urged to vote FOR the proposal asking Costco to reduce its total contribution to climate change.

For questions regarding this proposal, please contact Thomas Peterson, Green Century Capital Management, tpeterson@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Balanced Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Balanced Fund urges shareholders to vote for Item Number 5 following the instruction provided on the management’s proxy mailing.

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79 https://www.nrdc.org/experts/shelley-vinyard/costco-dont-be-complicit-selling-forest-destruction

80 https://environmentamerica.org/blogs/environment-america-blog/ame/we%E2%80%99re-telling-costco-don%E2%80%99t-trade-one-world%E2%80%99s-most-important

81 https://www.mightyearth.org/2020/09/01/after-blockbuster-report-costco-stop-shop-and-carrefour-must-cancel-contracts-with-jbs/

82 https://time.com/6125014/cows-agricultural-emissions/

83 https://www.theguardian.com/environment/2021/feb/13/walmart-selling-beef-from-firm-linked-to-amazon-deforestation

84 https://www.politico.com/newsletters/morning-energy/2021/09/21/bidens-global-pitch-797717

85 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/new-sec-guidance-emboldens-shareholder-activists-as-2022-proxy-season-ramps-up-67678895

86 https://www.responsible-investor.com/articles/climate-proposal-at-costco-is-a-litmus-test-for-the-sec-on-investor-requests-for-paris-alignment

87 https://www.responsible-investor.com/articles/sec-guidance-forces-costco-to-abandon-move-to-exclude-climate-targets-proposal

88 https://www.nytimes.com/2021/02/22/business/energy-environment/corporations-climate-change.html

89 https://environmentamericacenter.org/sites/environment/files/resources/EARPC%20Letter%20to%20Walmart_0.pdf pg. 6